[Changda Letterhead]

May 7, 2012

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Changda International Holdings, Inc. Registration Statement on Form S-1 (File No. 333-164101) Form RW – Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Changda International Holdings, Inc., a Nevada corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333-164101), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed on December 31, 2009 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

Should you have any questions or require anything further, please feel free to contact the undersigned at (86) 536-8513228, or Richard A. Friedman, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s outside legal counsel, at (212) 930-9700.  Please forward copies of any order consenting to the withdrawal of the Registration Statement to Mr. Friedman via facsimile at (212) 930-9725.

Sincerely,

CHANGDA INTERNATIONAL HOLDINGS, INC.

By:	/s/ QingRan Zhu
QingRan Zhu
Chief Executive Officer